Turnpoint Global, Inc.

Hamngatan 4

65224 Karlstad, Sweden

January 5, 2011

Ms. Mara L. Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Turnpoint Global, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 8, 2011
File No. 333-167401

Dear Ms. Ransom:

Turnpoint Global, Inc. submits this letter to you in response to your letter of December 20, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Cover Page of the Registration Statement

1.

Please include the registration statement number and date that the registration statement was filed.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included the registration statement number and date that the registration statement was filed on the cover page.

COMMENT:

Prospectus Cover Page, page 3

2.

We note your response to comment two in our letter dated November 17, 2011.  Please also revise your reference to “both the company and the shareholder offering” beginning at the bottom of page 22, or advise.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have removed the reference to “both the company and the shareholder offering” in the paragraph referenced.

COMMENT:

3.

We note your response to comment three in our letter dated November 17, 2011, however your statements regarding whether interest will be earned on the funds deposited into escrow is still unclear.  In some places in the prospectus you indicate that funds will be placed in a non-interest bearing account and in some places you indicate that funds will be placed in a “non-interest bearing or minimal interest bearing account”.  Please revise for consistency.  Please also note that Rule 419(b)(v) under the Securities act states that any funds held in escrow that are released to a purchaser of securities shall include “interest or dividends earned, if any, on such funds up to the date of the release”.  In this regard, we note your disclosure on page 20 that if any interest is earned on the funds in escrow, “it shall not be for the benefit of the purchasers of securities in this offering or the Company”.  Please tell us how this is consistent with Rule 419 or revise your prospectus to comply with Rule 419.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the filing throughout to state that funds will be deposited into a “non-interest bearing account”.

COMMENT:

Prospectus Summary, page 6

Business Overview, page 6

4.

We note your response to comment four in our letter dated November 17, 2011.  We also note your disclosure in the third paragraph of this section that your current shareholders have agreed to place their shares in escrow and revisions to your Escrow Agreement indicating that current shareholders will place their shares in escrow until termination, in their individual capacities, are parties to the escrow agreement.  Please revise the prospectus to clarify whether there is a written agreement pursuant to which your shareholders have pledged to place their shares in escrow and file such agreement as an exhibit.  Alternatively, please revise your registration statement to disclose that your shareholders have indicated they will place their shares in escrow, but there is no written agreement to that effect and no guarantee that they will do so, or advise.

RESPONSE:

We acknowledge the Staff’s comment and we have revised the filing in this section, and where appropriate throughout, to include the statement that “All current shareholders have pledged to place their shares in escrow and they are, in their individual capacities, parties to and included in the Escrow Agreement”.  We have also provided reference to the “Exhibit” where the reader can review the Escrow Agreement and its full terms and conditions.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operation, page 28

5.

We note your response to comment six in our letter dated November 17, 2011, however it appears you addressed only a portion of our comment.  In this regard, it is unclear whether the funds management has agreed to provide for search activities with no promise of repayment are in addition to the funds advanced through September 30, 2011 totaling $14,290 that are repayable on demand and it is unclear what you mean by “no promise of repayment”.  If management has agreed to provide capital contributions for search activities estimated at $15,000 in addition to the advances repayable on demand, please revise your disclosure here and elsewhere accordingly.  On the other hand, if funds for search activities management has agreed to provide include the funds advanced through September 30, 2011 that are repayable on demand, revise your disclosure here and elsewhere as appropriate to clarify that fact and reconcile your disclosure that management has agreed to provide such funds “with no promise of repayment” with your disclosure that the loans are payable on demand.  Please also disclose whether there is any maximum amount of funds that management has agreed to loan to you for search activities.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing throughout to clarify that management has agreed to provide search activity funds with no promise of repayment and that these funds may exceed management’s estimates.  In addition, we have provided a discussion to clarify that the costs associated with the search activities are in addition to the advances payable upon demand.  The wording as it now appears in the filing is provided below:

Management has agreed to provide capital contributions for search activities estimated at $15,000 for which there is no promise of repayment from the Company.  The capital contributions for search activities will be booked as contributed capital in the financial statements.  The capital contributions for search activities estimated at $15,000 are in addition to the advances repayable on demand (please see “Note 3 – Related Party Transactions” in the “Unaudited Financial Statements as of September 30, 2011” section for a full disclosure of the advances payable upon demand).  While management estimates $15,000 for the cost of search activities; there is no maximum amount of funds that management has agreed to provide for search activities and will provide all funds with no promise of repayment from the Company.

COMMENT:

Certain Relationships and Related Transactions, page 35

6.

Please update your disclosure regarding the amount of funds loaned to you by related parties.  In this regard, we note your disclosure in Note 3 on page F-15 that you owe $14,290 for such advances as of September 30, 2011.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised and updated the “Certain Relationships and Related Transactions” section in the filing.  The disclosure appears in the filing as written below:

A shareholder has advanced $9,980 and $3,500 to the Company for operating expenses during the periods ended September 30, 2011 and 2010, respectively.  The advances are due upon demand, unsecured and non-interest bearing. The Company owes $14,290 for such advances as of September 30, 2011. Imputed interest of $475 and $384 was recorded as interest expense and to additional paid in capital for the period ended September 30, 2011 and March 31, 2011, respectively.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Bo Falkman

Bo Falkman

4